The Lincoln National Life Insurance Company:
Lincoln Life Flexible Premium Variable Life Account M

Supplement Dated ______________
To the Product Prospectuses dated May 1, 2010 for:

Lincoln VULONE2007

This Supplement outlines changes to the prospectus for Lincoln VULONE2007 that will be applicable to policies issued on or after ___________, 2010, subject to state availability.  These changes apply only to new purchasers of the policy and not to current owners.  These revisions are to provide a choice of Death Benefit Qualification tests and are more fully described below:

Overview of the changes:

In the prospectus under “DEATH BENEFITS”, the section entitled “Changes to the Initial Specified Amount and Death Benefit Options ” has been changed and a provision entitled “Death Benefit Qualification Test” has been added.  This provision allows you to choose at the time you apply for the policy between which test, as provided under the Internal Revenue Code, you wish your policy to be qualified as Life Insurance.

In the prospectus under “TAX ISSUES”, the section entitled “Taxation of Life Insurance Contracts in General”, sub-section “Tax Status of the Policy” the second paragraph has been changed.  This change clarifies the Cash Value Accumulation Test may be applied if you so elect at the time you apply for the policy.

Please refer to the May 1, 2010 prospectus for a discussion of all other provisions of your policy that are not discussed in this supplement.

This supplement is for informational purposes and requires no action on your part.  Please also note that certain terms used in this supplement are defined within the sentences where they appear, in the relevant provisions of the prospectus or in the prospectus Glossary.

The prospectus dated May 1, 2010 is being amended as follows (in order of how these respective sections appear in the prospectus):

Changes to “DEATH BENFITS”, sub-section “Changes to the Initial Specified Amount and Death Benefit Options”:

The following replaces the language under the seventh and eighth paragraphs of “Changes to the Initial Specified Amount and Death Benefit Options”:

We may decline any request for Reduction of Specified Amount if, after the change, the specified amount would be less than the minimum specified amount or would reduce the specified amount below the level required to maintain the policy as life insurance for purposes of federal income tax law according to the death benefit qualification test you elected at the time you applied for the policy.

In addition, the death benefit qualification tests, as discussed below, require certain relationships between premium and death benefit and between policy Accumulation Value and death benefit.  As a result, we may increase the policy’s death benefit above the specified amount in order to satisfy the test you elected.  If the increase in the policy’s death benefit causes an increase in the Net Amount at Risk, charges for the Cost of Insurance Charge will increase as well.

The following provision has been added under “DEATH BENEFITS”, following the “Changes to the Initial Specified Amount and Death Benefit Options” provision:

Death Benefit Qualification Test

You will also choose between the two death benefit qualification tests, the “Cash Value Accumulation Test” and the “Guideline Premium Test”.  You must choose the death benefit qualification test when you apply for the policy.  If you do not choose a death benefit qualification test at that time, you will be deemed to have chosen the Guideline Premium Test.  Once your policy has been issued and is in force, the death benefit qualification test cannot be changed.

The Guideline Premium Test limits the amount of premium payable for an Insured of a particular age and sex.  It also applies a prescribed cash value corridor percentage to determine a minimum ratio of death benefit to Accumulation Value.

The Cash Value Accumulation Test requires that the death benefit be sufficient to prevent the Accumulation Value, as defined in Section 7702 of the Code, from ever exceeding the net single premium required to fund the future benefits under the Policy.  If the Accumulation Value is ever greater than the net single premium at the Insured’s age and sex for the proposed death benefit, the death benefit will be automatically increased by multiplying the Accumulation Value by a death benefit conversion percentage that is defined as $1,000 divided by the net single premium.  A table of the corridor percentages for the death benefit qualification test you elected will be included as a part of the policy specifications when you receive your policy.

The tests differ as follows:

(1)	the Guideline Premium Test expressly limits the amount of premium that you can pay into your policy; the Cash Value Accumulation Test indirectly limits the premium.

(2)
the factors that determine the minimum death benefit relative to the policy’s Accumulation Value are different.  Required increases in the minimum death benefit due to growth in Accumulation Value will generally be greater under the Cash Value Accumulation Test.

(3)
If you wish to pay more premium than is permitted under the Guideline Premium Test, for example to target a funding objective, you should consider the Cash Value Accumulation Test, because it generally permits higher Premium Payments.  However, the higher death benefit conversion percentage might cause you to pay higher Cost of Insurance Charges.  Payment of higher premiums could also cause your policy to be deemed a MEC.

(4)
If your primary objective is to maximize the potential for growth in Accumulation Value, or to conserve Accumulation Value, generally the Guideline Premium Test will better serve this objective.  Since the corridor percentages are lower, the smaller required death benefit generally results in lower Cost of Insurance Charges.

The death benefit payable under any of the death benefit options will also be reduced by the amount necessary to repay the Indebtedness in full and, if the policy is within the Grace Period, any payment required to keep the policy in force.

You should consult with a qualified tax advisor before choosing the death benefits qualification test.

Please ask your financial advisor for illustrations which demonstrate the impact of selection of each test on the particular policy, including any riders, which you are considering.

Changes to “TAX ISSUES”, sub-section “Taxation of Life Insurance Contracts in General”:

The following replaces the language under the second paragraph of “Taxation of Life Insurance Contracts in General”:

The Code also recognizes a Cash Value Accumulation Test, which does not limit premiums paid depending upon the insured’s age, gender, and risk classification, but requires the policy to provide a minimum death benefit in relation to the policy value, depending on the insured’s age, gender, and risk classification.  We will apply this test to the policy if you have so elected at the time you applied for the policy.